May 3, 2012	Hogan Lovells US LLP One Tabor Center, Suite 1500 1200 Seventeenth Street Denver, CO 80202 T +1 303 899 7300 F +1 303 899 7333 www.hoganlovells.com

Via EDGAR & Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC  20549-4628

Attn:    Tia L. Jenkins

Senior Assistant Chief Accountant Office of Beverages, Apparel and Mining

Suying Li

Division of Corporation Finance

Re:	Royal Gold, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed August 18, 2011
File No. 001-13357

Dear Ms. Jenkins:

On behalf of Royal Gold, Inc. (“Royal Gold” or the “Company”), and in response to the Securities and Exchange Commission (the “Commission”) staff’s (the “Staff”) April 19, 2012 comment letter addressed to Mr. Stefan Wenger, Chief Financial Officer and Treasurer of the Company (the “Comment Letter”), the undersigned is responding below to the Staff’s comments with respect to Royal Gold’s Form 10-K filed with the Commission on August 18, 2011 (the “10-K”).  The responses below to the Staff’s comments are numbered to correspond to the numbering of the comments in the Comment Letter.  The responses provided herein are based on discussions with, and information furnished by, Royal Gold and its advisors.

Royal Gold and the undersigned believe the responses below are fully responsive to the Comment Letter and would greatly appreciate your review of the analysis set forth in this letter.

Form 10-K for Fiscal Year Ended June 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 36

1.             Comment:  Please provide us with and confirm that you will include in future Exchange Act filings a more detailed analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in each line item (e.g. explain the significant change in royalty receivables, current liabilities etc.) for each period presented. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350 as it relates to liquidity and capital resources.

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Response:  Royal Gold confirms that it will include a more detailed analysis of the components of the statements of cash flows in future Exchange Act filings.  Below is the summary of Royal Gold’s cash flows from its Quarterly Report on Form 10-Q for the quarter ended March 31, 2012.

Operating Activities

Net cash provided by operating activities totaled $122.9 million for the nine months ended March 31, 2012, compared to $102.3 million for the nine months ended March 31, 2011.  The increase in net cash provided by operating activities is primarily due to (i) an increase in net income, which primarily was due to an increase in royalty revenue, and (ii) an increase in depreciation, depletion and amortization expense, each of which are discussed in further detail earlier within this MD&A.  These increases were offset by an increase in our royalty receivables, which is attributable to an increase in royalty revenue during the third quarter of fiscal year 2012 when compared to the third quarter of fiscal year 2011.

Investing Activities

Net cash used in investing activities totaled $188.3 million for the nine months ended March 31, 2012, compared to $275.8 million for the nine months ended March 31, 2011.  The decrease in cash used in investing activities is primarily due to a decrease in cash used for acquisitions of royalty interests in mineral properties compared to the same period of the prior year.

Financing Activities

Net cash provided by financing activities totaled $134.6 million for the nine months ended March 31, 2012, compared to cash used in financing activities of $25.6 million for the nine months ended March 31, 2011.  The increase in net cash provided by financing activities is primarily due to the sale by the Company in January 2012 of 4,000,000 shares of its common stock, at a price of $67.10 per share, resulting in proceeds of approximately $268.4 million.  In December 2011, the Company borrowed $100 million under its revolving credit facility to help fund the Mt. Milligan II acquisition (see Note 2 of our notes to consolidated financial statements).  In February 2012, the Company used a portion of the net proceeds of the sale of its securities to repay the outstanding amounts under its revolving credit facility (see Note 5 of our notes to consolidated financial statements).  During the nine months ended March 31, 2012 and 2011, the Company made debt repayments of $211.7 and $23.0 million, respectively, and paid common stock dividends of $20.6 million and $16.0 million, respectively.

Signatures, page 85

2.                                      Comment:  In future filing, please indicate who signed in the capacities of controller or principal accounting officer.

Response:  Royal Gold will indicate who signed in the capacities of controller or principal accounting officer in future filings.

Closing Remarks

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

Please direct any questions or comments regarding the foregoing to the undersigned at (303) 454-2414.

Sincerely,

/s/Paul Hilton
Paul Hilton, Esq.
Hogan Lovells US LLP

cc:	Tony Jensen, Chief Executive Officer
Stefan Wenger, Chief Financial Officer and Treasurer